# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### September 24, 2008

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Emisphere Technologies, Inc.**

**File No. 000-17758 - CF#22467**

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Emisphere Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 11, 2008.

Based on representations by Emisphere Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1                through August 27, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Patti J. Dennis
Chief, Office of Disclosure Support